Filed by FMC Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

Date: November 17, 2016

This filing relates to a proposed business combination involving

FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

(Subject Company Commission File No.: 001-16489;

Commission File No. for Registration Statement on Form S-4: 333-213067)

Issue 3 November 2016
Integrate
MERGER NEWS FOR OUR EMPLOYEES
INTEGRATION PLANNING
Stepping up the pace
The integration planning process is now moving into the geographic regions of both Technip and FMC Technologies. Julian Waldron, Executive Sponsor in charge of integration, explains that there are challenges ahead, but a very strong merged company is steadily taking shape
HAVING worked through many mergers previously, Julian Waldron (pictured) is under no illusions about how testing they can be – but his experience tells him that as Technip and FMC Technologies come together as a new organization, the integration is on track and entering a critical new phase.
Julian is Chief Financial Officer at Technip and Executive Sponsor in charge of integration, where he has oversight of the entire undertaking.
“I’ve been through six major mergers over the last 20 years and each one has been different,” he says. “But it’s in the nature of any merger that they have periods where they go smoothly, but also have moments when they are a real challenge. For the people involved, it is the same – at times you feel energized by the potential of the combination, at other times affected by the uncertainty. I’ve seen, and expect to see, all of those phases and waves as we go through this process to put TechnipFMC together.” Julian also recognizes that the pace of the integration is now stepping up, from what has been a relatively small group of people working as part of a centralized team, to the increasing involvement of the regional organizations and their business units.
“This is a key moment for the integration
process,” he says. “We’re now changing the scale of the task from being a team of a couple of hundred people in an organization of more than 40,000 to the hard part, which is moving the integration process into the geographic regions. The good news is that the regional organizations in both companies – where the vast majority of our people work – have been really keen to get started.”
Organizational structure
A critical milestone for the integration process was the release of the overall organizational structure. Julian acknowledges that most company structures complicated when written out on paper, but stresses that the concept for TechnipFMC carries forward most of the ways that both Technip and FMC Technologies work today.
Existing principles, new terminology
Although the new company will take principles from its two predecessors, the structure does contain new terminology, such as Global Business Units (GBU), Global Products, Business Units (BU) and Regional Business Units (RBU).
“As a new company we will have new words and terms, and employees will not
CONTINUED OVERLEAF
Dual approach
“The organizational structure can be summarized in two simple concepts which in part draw on the experience of both companies but which also involve change.” says Julian. “First, both companies need to function on a common set of principles, methods and strategies and these need to come from the center – those principles encapsulate how we will win and execute business. To adapt to the current environment and to make the most of the opportunity of the merger, we want these in place as soon as possible and it has been the job of the leadership team, aided by the workstreams, to prepare these and pass them to the Business Units.
“Second, both organizations win and execute business today on a regional basis and, through the Business Unit structure, TechnipFMC will maintain that important axis. We trust our teams in the geographic areas to win and execute business, following the principles, methods and strategies I mentioned earlier. We will also put more emphasis on Company-wide organizations such as Global Products or the Subsea Fleet which can drive efficiency, standardization and quality in the execution of our projects.”

Integrate

TechnipFMC's Regional Structure

TechnipFMC will have 4 Global Business Units, 1 Global Products Group and a number of Business Units (shown on map)


AMERICAS
SURFACE
Latin America & Caribbean, North America
NORTH AMERICA
SUBSEA PROJECTS
Canada, Caribbean Islands, Colombia, Fr. Guyana, Guyana, Mexico, Suriname, U.S., Venezuela
AFRICA & NORTH AMERICA
SUBSEA SERVICES
Africa, Canada, Mexico, U.S.
NORTH AMERICA
ONSHORE/OFFSHORE
Canada, Central America & Caribbean, Mexico, U.S.
SOUTH AMERICA
SUBSEA SERVICES
Central America incl. Trinidad, All South America
SOUTH AMERICA
SUBSEA PROJECTS
Argentina, Brazil, Chile, Ecuador, Peru, Uruguay
EUROPE
SUBSEA SERVICES
All Europe, Russia
EUROPE & AFRICA
SUBSEA PROJECTS
Africa, Europe, Russia
GLOBAL
PRODUCTS
Surface
Subsea Services
Subsea Projects
Onshore/Offshore (ONOF)
Global Products

FROM PREVIOUS PAGE

recognize everything they see," says Julian. "TechnipFMC should be more than just the sum of its predecessors and we do want to give the new company a unique identity." The new concept captures the fact that some types of organizations within the new company will operate in a specific geographic area and others will operate worldwide. So we have 'Business Units' and then an additional word – for example 'Regional' – to demonstrate which ones are operating in a region, providing shared support functions for other Business Units in the same geographic area, or 'Global' to show which ones are operating globally.

"Other parts of the company are new – for example, the formation of a Global Products group. Products is a new term for both companies," notes Julian, "but both companies have substantial product manufacturing capabilities, and one of the first decisions that Doug and Thierry took when thinking about putting the two companies together was to take this expertise from both organizations and look to empower it. We want to learn from best practices and become even more effective in helping TechnipFMC win and execute its projects."

Added value

Having helped drive Technip's strategy to broaden its activities over the last few

Publishers
FMC Technologies, Inc.
5875 N. Sam Houston Parkway W. Houston, TX 77086
United States
Tel. +1 281 591 4000

Technip
CS 51650
89 avenue de la Grande Armée
75773 Paris Cedex 16
Tel. +33 (0)1 47 78 24 00

Editors
Marcela Albuquerque
malbuquerque@technip.com
Nicola Cameron
Nicola.Cameron@fmcti.com

Published by
Connect Publications

Journalists
Andrew Collier
Richard Goslan
Stewart McRobert

Art Direction & Design
James Cargill

Find more information on your company intranet:
http://inside.net.fmcti.com
http://thelink.exnet.technip.com

All pictures are the property of FMC Technologies, Inc. and Technip or its employees, unless otherwise stated.

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Issue 3 // November 2016


ASIA PACIFIC
ONSHORE/OFFSHORE
All Asia, Australia
INTERNATIONAL
SURFACE
Africa, Asia, Europe & CIS, Middle East
ASIA PACIFIC
SUBSEA PROJECTS
All Asia, Australia, India, Middle East (excl. Med)
EUROPE, AFRICA, MIDDLE EAST
SHORE/OFFSHORE
frica, Europe, India, Latin
erica, Middle East, Russia
ASIA PACIFIC
SUBSEA SERVICES
All Asia, Australia, India, Middle East

years, Julian is convinced that the merger is the best response to a challenging market environment.

"The way to make the best of a difficult period, and then to benefit from the upturn when it comes, is to add more value to your customers. We're convinced that by putting the two businesses together it will help our customers achieve their objectives more effectively, and that will win us more business," he says.

"I believe strongly that a broader business offers more opportunities – in a downturn it makes the company more resilient, and in an upturn it gives employees more options. That's a difficult thing to say in the current environment, characterized by so much restructuring, but nonetheless it doesn't stop it being our ambition, an ambition that the management team holds very dear."

Challenges ahead

With that thought, Julian returns to the challenges ahead in order to fulfill those ambitions.

"We have to remember that integration doesn't stop when the two companies are legally put together in the first quarter next year – that's when the process of creating one, powerful company really starts," he says. "That's when people start working together, that's when people start being colleagues and learning how the two companies work in practice. We are fortunate that we have learned so much through the Forsys Subsea joint venture, but even so, the first months as a merged company will be the most challenging – but also I believe the most exhilarating.

"And let's not kid ourselves – I know from my own experience that integration can be difficult and stressful but the key is to always keep our "eyes on the prize" – to add value to our customers and create a stronger merged company, both to better resist the downturn and to take more opportunities as the markets recover." ■

Executive sponsor in charge of integration

Teamwork and empowerment are at the heart of Julian's role as Executive Sponsor in charge of integration, where he has responsibility for the planning and facilitation of the overall process.

"The role of any executive, first and foremost, is to put together a team to do the job. And I'm very confident in the team that we have working on the integration, starting with Integration Program Director Nicolas Gillier and the people around him and now carrying that into the geographic organizations," he says.

"In conjunction with Thierry and Doug and the rest of the leadership team, I try to set the overall direction, identify the main objectives, and the main risks, communicate those to the PMO and integration team, and make sure that those overarching objectives, concerns, risks, ways of doing things are enshrined in the frameworks that they have and the ways that they work.

"Then we have to let them get on with it – we trust the team - help them if they need guidance, but make them feel empowered. That allows me to focus my time on issues that are maybe more difficult to solve, which may require thinking differently about the new organization and may be more controversial or challenging."

Video



Watch an interview with Frank Luongo, Day One Integration Lead, on your company intranet

French and Portuguese versions also available

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Important Information for Investors and Securityholders Additional Information
Forward-Looking Statements Important Additional Information Has Been Filed with the SEC
This communication contains “forward-looking statements.” All statements other than TechnipFMC has led with the SEC a registration statement on Form S-4, which statements of historical fact contained in this report are forward-looking statements includes a proxy statement of FMC Technologies that also constitutes a prospectus of within the meaning of Section 27A of the United States Securities Act of 1933, as TechnipFMC (the “proxy statement/prospectus”). The registration statement on Form amended (the “Securities Act”), and Section 21E of the United States Securities S-4 was declared effective by the SEC on October 24, 2016 and a de nitive proxy
Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements statement/prospectus has been delivered as required by applicable law. INVESTORS usually relate to future events and anticipated revenues, earnings, cash ows or other AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE
aspects of our operations or operating results. Forward-looking statements are often PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED
identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME
“should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT
the negative thereof. The absence of these words, however, does not mean that the INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE
statements are not forward-looking. These forward-looking statements are based on PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders our current expectations, beliefs and assumptions concerning future developments can obtain free copies of the de nitive proxy statement/prospectus and other and business conditions and their potential effect on us. While management believes documents led with the SEC by the parties through the website maintained by the that these forward-looking statements are reasonable as and when made, there can SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of be no assurance that future developments affecting us will be those that we anticipate. the de nitive proxy statement/prospectus and other documents led with the SEC on
Factors that could cause actual results to differ materially from those in the FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the forward-looking statements include failure to obtain applicable regulatory or SEC by FMC Technologies) or on Technip’s website at www.technip.com (for stockholder approvals in a timely manner or otherwise; failure to satisfy other closing documents led with the SEC by Technip).
conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed Important Additional Information Has Been Made Available
TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of in an Information Document the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk Technip has made available an information document in connection with the Technip that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation meeting of stockholders called to approve the proposed transaction (the “Information for U.S. federal tax purposes; risks that the new businesses will not be integrated Document”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY
successfully or that the combined companies will not realize estimated cost savings, READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS
value of certain tax assets, synergies and growth or that such bene ts may take longer PUBLISHED OR TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR
to realize than expected; failure to realize anticipated bene ts of the combined ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT
operations; risks relating to unanticipated costs of integration; reductions in client INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE
spending or a slowdown in client payments; unanticipated changes relating to PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders competitive factors in the companies’ industries; ability to hire and retain key personnel; can obtain free copies of the Information Document from Technip on its website at ability to successfully integrate the companies’ businesses; the potential impact of www.technip.com.
announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients Important Additional Information Will be Made Available in a Prospectus
and retain existing clients in the manner anticipated; reliance on and integration of Prepared in Accordance with the EU Prospectus Directive information technology systems; changes in legislation or governmental regulations TechnipFMC will make publicly available a prospectus, prepared in accordance with affecting the companies; international, national or local economic, social or political the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as conditions that could adversely affect the companies or their clients; conditions in the a result of the proposed transaction and their admission to trading on the regulated credit markets; risks associated with assumptions the parties make in connection with market of Euronext Paris (including any supplement thereto, the “Admission the parties’ critical accounting estimates and legal proceedings; and the parties’ Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY
international operations, which are subject to the risks of currency uctuations and READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN
foreign exchange controls. THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
All of our forward-looking statements involve risks and uncertainties (some of which CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP,
are signi cant or beyond our control) and assumptions that could cause actual results TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.
to differ materially from our historical experience and our present expectations or Investors and stockholders will be able to obtain free copies of the Admission projections. You should carefully consider the foregoing factors and the other risks and Prospectus from TechnipFMC when available.
uncertainties that affect the parties’ businesses, including those described in
FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Participants in the Solicitation
Reports on Form 10-Q, Current Reports on Form 8-K and other documents led from time to time by FMC Technologies and TechnipFMC with the United States Securities FMC Technologies, Technip, TechnipFMC and their respective directors and executive and Exchange Commission (the “SEC”) and those described in Technip S.A.’s officers may be deemed to be participants in the solicitation of proxies from the
(“Technip”) annual reports, registration documents and other documents filed from time stockholders of FMC Technologies and Technip, respectively, in respect of the to time with the French nancial markets regulator (Autorité des marchés nanciers or proposed transactions contemplated by the de nitive proxy statement/prospectus and the “AMF”). We wish to caution you not to place undue reliance on any forward-looking the Information Document. Information regarding the persons who are, under the rules statements, which speak only as of the date hereof. We undertake no obligation to of the SEC, participants in the solicitation of the stockholders of FMC Technologies and publicly update or revise any of our forward-looking statements after the date they are Technip, respectively, in connection with the proposed transactions, including a made, whether as a result of new information, future events or otherwise, except to the description of their direct or indirect interests, by security holdings or otherwise, is set extent required by law forth in the de nitive proxy statement/prospectus led with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in
No Offer or Solicitation FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are led with
This communication is not intended to and does not constitute an offer to sell or the the SEC and can be obtained free of charge from the sources indicated above.
solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe Information regarding Technip’s directors and executive officers is contained in for any securities or the solicitation of any vote in any jurisdiction pursuant to the Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of can be obtained free of charge from the sources indicated above securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section
10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.
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